EXHIBIT 5
May 2, 2008
Hansen Medical, Inc.
380 North Bernardo Avenue
Mountain View, CA 94043

Re:	Hansen Medical, Inc. (the “Company”) Registration Statement
for 1,317,708 Shares of Common Stock
Ladies and Gentlemen:
     We refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 1,317,708 shares of Common Stock issuable in the aggregate under the 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan (the “Plans”). We advise you that, in our opinion, when such shares have been issued and sold pursuant to the applicable provisions of the Plans, and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s Common Stock.
     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Gunderson Dettmer Stough Villeneuve Franklin
& Hachigian, LLP
GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP